

Mail Stop 3561

September 30, 2010

<u>Via U.S. Mail</u>

Mr. Robert A. Halmi, Jr., Chief Executive Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **RHI Entertainment, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-34102**

Dear Mr. Halmi:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Results of Operations, page 35

1. We note that the company has presented a non-GAAP income statement which combines the predecessor's results of operations for the period from January 1, 2008 through June 22, 2008 and the successor's results of operations for the period from June 23, 2008 through December 31, 2008. We also note that the company has provided a comparative discussion of its operations on this same basis in MD&A. Please note that due to the change in basis that occurred as a result of the acquisition transaction that occurred on June 23, 2008, it is not appropriate to combine the results of operations for the predecessor and successor entities for purposes of any "non-GAAP" presentation or for purposes of the discussion included in MD&A. In lieu of this presentation, we will not object to a discussion of the separate predecessor or successor results of operations in MD&A or to a discussion of the company's pro forma results of operations for 2008 in MD&A. Please confirm that the company will revise future filings to eliminate the presentation of combined information for the predecessor and successor entities for 2008.

Interest Rate Risk, page 45

2. We note that the company had approximately $609 million of variable rate debt outstanding at December 31, 2009. Therefore, we do not believe the current disclosure which indicates "we are subject to market risks resulting from fluctuations in interest rates as our credit facilities are variable rate credit facilities." is appropriate or in accordance with the disclosure requirements outlined in Item 305 of Regulation S-K. Please revise future filings to include the quantitative disclosures about interest rate risk required by Item 305 of Regulation S-K with respect to the interest rate risk posed by the company's variable rate debt obligations in one of the suggested formats outlined in Item 305(a) of Regulation S-K.

Item 9A Controls and Procedures, page 46

3. Your disclosure under (b) indicates that the company's Annual Report on Form 10-K included management's report on internal control over financial reporting. However, we are unable to locate management's report. Please revise to include such report in accordance with Item 308 of Regulation S-K.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
(12) Share-based Compensation, page F-23
Restricted Stock Units, page F-25

4. We note the disclosure on page F-26 regarding the transactions in which employees and officers of the company surrendered their restricted stock units (RSUs) in certain transactions during 2009 and 2010. Please tell us the business purpose for the cancellations of these RSUs and whether any consideration was paid to the employees and officers for their surrender of the units. If no consideration was issued in exchange for the surrendered RSUs, please explain why such employees and officers were willing to forgo their rights to the units in exchange for no consideration. The June 2010 forfeiture discussed on page 11 of the Form 10-Q for the quarter ended June 30, 2010 should be similarly explained. Also, please tell us and revise the notes to the company's financial statements in future filings to explain how the forfeiture of the units was accounted for in the company's financial statements. We may have further comment upon receipt of your response.

5. We note from the last sentence of Note 12 on page F-27 that the company has not accounted for the remaining 625 Value Unit granted during 2006 as such units have no vesting requirements and are forfeitable upon an employee's termination. In this regard, it is unclear what triggering event would cause the future distributions to the holders of the Value Units to occur. Please tell the nature and terms of the value units and explain how the company plans to account for the distributions in its financial statements if they should occur in future periods.

(16) Commitments and Contingencies, page F-31
(b) ION Settlement, page F-32

6. We note from the disclosure in Note 16 that in connection with the ION Settlement Payment, the company recognized a net gain of $1.0 million during the year ended December 31, 2009. Supplementally provide us with the calculation of the $1 million gain recognized during 2009 resulting from the settlement payment.

(17) Quarterly Financial Data (Unaudited), page F-33

7. Please revise future filings to disclose the nature and amount of any unusual items that impacted your quarterly results of operations for the various periods presented. For example, your future filings should include a footnote disclosing the significant impairment recorded during the fourth quarter of 2009. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2010
Unaudited Condensed Consolidated Statements of Operations

8. We note from the company's consolidated statements of operations for the three and six month periods ended June 30, 2010 and 2009 that the company has continued to experience significant declines in production and library revenues and related gross profits during the three and six month periods ended June 30, 2010 in comparison to the comparable periods of the prior year. Please tell us and clarify in MD&A in future filings whether these declines in production and library revenues are consistent with the company's projected revenue levels as included in the company's most recent impairment analysis with respect to the company's film production costs completed in February 2010. If these declines in revenue levels during 2010 were not anticipated at the time of the company's most recent impairment analysis with respect to its film production costs, please explain why an updated impairment analysis with respect to such capitalized costs was not performed in accordance with the guidance in ASC 926-35-12. We may have further comment upon review of your response.

Management's Discussion and Analysis of Financial condition and Results of Operations, page 13
Results of Operations, page 15
Three months ended June 30, 2010 compared to the three months ended June 30, 2009, page 15
Revenue, costs of sales and gross profit, page 16

9. We note the discussion in the third paragraph on page16 regarding reversals of revenues from prior periods resulting from the amendment of license agreements. Please tell us the nature of the amendment that caused the reversal of revenue and the periods that were affected by the amendment. Your response should explain whether such reversals represent the correction of an error in accordance with ASC 250 and also should explain why management believes such reversal is appropriately recorded during 2010 rather than by restating prior periods. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief